

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

05009795

22nd June 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 22nd June 2005:

"Mauritania Drilling Update"

Yours faithfully

Stephen Huddle
Company Secretary

Enc.



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier reports that the first three exploration locations for its 2005 exploration drilling sequence offshore Mauritania have been selected.

Two of the wells, Sotto and Colin, will target relatively high risk but potentially high reward prospects in PSC Area A. The third well, Espadon, is targeting a medium risk, moderate reward prospect close to the Tiof Discovery in PSC Area B. It is planned to commence drilling these wells in late July 2005 using the Stena Tay drill rig.

A further two wells in PSC A or B are likely before the end of the year. Subsequent announcements will be made concerning these wells.

The West Navigator drillship continues working on Chinguetti development wells. The Chinguetti field, 25km to the south of the Tiof field, was given development approval in May 2004 and is on schedule for first production in early 2006 at approximately 75,000 bopd, 6,000 bopd net to Premier.

22 June 2005

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Tony Durrant
Mark Akers

College Hill — **Tel: 020 7457 2020**
Jim Joseph
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

A drilling programme of up to 16 wells is in place for 2005. Both wells completed so far this year have been successful; the first, a flow test on an appraisal well on the Tiof field in Mauritania and the second was a discovery and flow test from the Al Amir-1 exploration well in Egypt. An appraisal of the Al Amir discovery is planned for later this year. In India, the Lakkhi-1 well commenced in April 2005 and operations continue. Further wells are planned to be drilled later in 2005 in Mauritania, Pakistan, Indonesia, Guinea Bissau, Gabon and Vietnam.

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	PSC A	PSC B	Chinguetti Exploitation Perimeter[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.